

03 JUL 29 AM 7:21

Office of International Finance,
Division of Corporation Fin...
Securities & Exchang...
450 5th Street, NW,
Washington DC 2054...
U. S. A.



03024861

SUPPL

By Airmail

16th July, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th July 2003, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 14th July 2003 confirming that Aviva plc has decreased its interests such that it no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) an announcement dated 15th July 2003 confirming that, following approval of the rules of the EMI Executive Share Incentive Plan ("ESIP") by shareholders at the Company's Annual General Meeting on 9th July 2003, awards had been made under the ESIP a wide range of senior employees, including Eric Nicoli and Roger Faxon, Executive Directors of the Company; and,

(c) an announcement dated 16th July 2003, confirming that AXA S.A. and its subsidiaries have increased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 14th July 2003, held 43,798,242 shares, being 5.55% of the shares in issue.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

7/29

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/28

Company Announcements Office,
London Stock Exchange.

14th July, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Aviva plc, in a letter dated 14th July 2003 and received by fax on 14th July 2003, that, as of 11th July 2003, it had decreased its holding such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

The same letter also stated that as of the same date, by reason of the provisions of the Companies Act 1985, Morley Fund Management Ltd (a subsidiary of Aviva plc) no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/29

Company Announcements Office,
London Stock Exchange.

15th July, 2002.

Dear Sirs,

EMI Group plc – Directors' Interests

At the Company's Annual General Meeting held on Wednesday 9th July 2003, shareholders passed a resolution approving the rules of the EMI Executive Share Incentive Plan (the "ESIP"). In accordance with such rules, awards may be made within 42 days of the ESIP being approved and adopted by the Company in general meeting.

Consequently, performance-related awards have been made as of 14th July 2003 to a wide range of the Group's senior employees around the world. Included amongst such participants are Eric Nicoli and Roger Faxon, Executive Directors of the Company.

Accordingly, to comply with paragraph 16.13 of the Listing Rules, we advise that, as of 14th July 2003, awards under the ESIP were made over EMI Group plc Ordinary Shares of 14p each to such Executive Directors as follows:

EXECUTIVE DIRECTOR	NO. OF SHARES UNDER OPTION	EXERCISE PRICE PER SHARE
Eric Nicoli	1,030,589	119.25p
Roger Faxon	750,511	119.25p

These options may not be exercised earlier than three years, or later than 10 years, after the date of grant. Furthermore, the options may not ordinarily then be exercised unless a certain performance condition, based on growth in the Company's earnings per share, is achieved.

EXECUTIVE DIRECTOR	NO. OF PERFORMANCE SHARES	TOTAL AMOUNT TO BE PAID ON EXERCISE
Eric Nicoli	515,294	100p
Roger Faxon	375,255	100p

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

These performance share awards may not be exercised earlier than three years, or later than 42 months, after the award date. Furthermore, the performance share awards may not ordinarily then be exercised unless a performance condition, based on the ranking of the Company's total shareholder return performance compared with companies in the FTSE Mid-250 Index (excluding investment trusts) as of the award date, is achieved.

None of the performance criteria relating to the options or performance shares outlined above may be subjected to retesting.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/30

Company Announcements Office,
London Stock Exchange.

16th July, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by AXA Investment Managers UK Ltd, in a fax dated 15th July 2003 but received on 16th July 2003, that AXA S.A. and its subsidiaries have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th July 2003, held 43,798,242 shares, being 5.55% of the shares in issue. We are advised that the said shares comprise a material interest of 33,322,392 shares or 4.22% of the shares in issue, and a non-material interest of 10,475,850 shares or 1.33% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. [illegible]